SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment Number 6

Under the Securities Exchange Act of 1934

Bluegate Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09623A-10-5
(CUSIP Number)

Stephen John Sperco and SAI Corporation
Two Prudential Plaza, Suite 700, 180 North Stetson Avenue
Chicago, Illinois 60601
(312) 602-7000

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09623A-10-5	PAGE 2 OF 5

(1)	Name of Reporting Person and IRS Identification No. of Above Person: Stephen John Sperco, and a company he controls, SAI Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Mr. Sperco: United States of America SAI CORPORATION: an Illinois corporation
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 15, 420,250
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 15, 420,250
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Owned by Each Reporting Person 15, 420,250
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount if Row (11) 44%
(14)	Type of Reporting Person Mr. Sperco: IN SAI Corporation: CO

CUSIP NO. 09623A-10-5	PAGE 3 OF 5

ITEM 1	Security and Issuer

This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation, whose address is 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

ITEM 2	Identity and Background

(a)	Stephen J. Sperco and a company he controls, SAI Corporation.

(b)	Business address: Two Prudential Plaza, Suite 700, 180 North Stetson Avenue Chicago, Illinois 60601.

(c)	Mr. Sperco is the CEO of Bluegate Corporation, 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

(d)	Mr. Sperco has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
Mr. Sperco has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sperco is a citizen of the United States of America

ITEM 3.	Source and Amount of Funds or Other Consideration

This Form 13D/A discloses that on February 28, 2008, we issued to SAI Corporation an aggregate of 1,000,000 warrants to purchase shares of common stock having an exercise price of $0.0333334 and expiring on February 28, 2013.  This issuance was in connection with a line of credit that SAI provided to Bluegate.

CUSIP NO. 09623A-10-5	PAGE 4 OF 5

ITEM 4.	Purpose of Transaction

This Form 13D/A discloses that on February 28, 2008, we issued to SAI Corporation an aggregate of 1,000,000 warrants to purchase shares of common stock having an exercise price of $0.0333334 and expiring on February 28, 2013.  This issuance was in connection with a line of credit that SAI provided to Bluegate.

(a)
Mr. Sperco and SAI Corporation may, from time to time, acquire additional securities of the registrant for investment purposes. In connection with Mr. Sperco's position as the CEO of the registrant, he could receive as compensation, stock and options to acquire shares of common stock.

(b)	Mr. Sperco and SAI Corporation have no present plans or proposals for an extraordinary corporate transaction involving the registrant.

(c)	Mr. Sperco and SAI Corporation have no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d)
Mr. Sperco and SAI Corporation have no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Sperco and SAI Corporation have no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f)	Mr. Sperco and SAI Corporation have no present plans or proposals for a material change in the registrant's business or corporate structure.

(g)
Mr. Sperco and SAI Corporation have no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h)
Mr. Sperco and SAI Corporation have no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	Mr. Sperco and SAI Corporation have no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Mr. Sperco and SAI Corporation have no present plans or proposals for any actions similar to those enumerated above.

CUSIP NO. 09623A-10-5	PAGE 5 OF 5

ITEM 5	Interest in Securities of the Issuer

(a)	Mr. Sperco is the beneficial owner of 15, 420,250 shares of common stock

Of the 15,420,250 shares beneficially owned by Mr. Sperco: (i) 3,206,750 are common shares owned directly by Mr. Sperco, (ii) 1,913,500 are common shares owned indirectly by Mr. Sperco, (iii) 9,100,000 are common shares issuable upon the exercise of options and warrants, and (iv) 1,200,000 are common shares issuable upon the conversion of preferred shares.

Mr. Sperco controls SAI Corporation and he is the beneficial owner of shares owned by SAI Corporation.  Of the 4,713,500 shares beneficially owned by SAI Corporation: (i) 1,913,500 are common shares owned directly by SAI Corporation, (ii) 2,600,000 are common shares issuable upon the exercise of warrants, and (iii) 200,000 are common shares issuable upon the conversion of preferred shares.

(b)	Mr. Sperco and SAI Corporation have sole voting and dispositive power for all of the shares of common stock.

(c)	Mr. Sperco and SAI Corporation have not made any transactions in common stock during the past sixty days, other than as described herein or as described in previous Schedule 13D’s.

(d)
Other than Mr. Sperco and SAI Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Sperco and SAI Corporation holdings.

(e)	Not applicable.

ITEM 6.	Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sperco is a director and CEO.

ITEM 7.	Material to be Filed as Exhibits

Warrant Agreement—Incorporated by reference to Bluegate’s Form 8-K filed March 3, 2008.

Line of credit (Loan and Security Agreement) -- Incorporated by reference to Bluegate’s Form 8-K filed March 3, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date	(signed)
March 4, 2008	/s/ Stephen John Sperco
Stephen John Sperco, Individually

SAI CORPORATION
By: (signed)
/s/ Stephen John Sperco, President
Stephen John Sperco